Cybin Reports First Quarter Financial Results and Recent Business Highlights

- Topline clinical data readouts expected in Q3/Q4 2023, including Phase 2 efficacy data for CYB003 and Phase 1 data for CYB004 -

- U.S. Food and Drug Administration (“FDA”) submission of CYB003 Phase 1/2a data for end of Phase 2 meeting expected in Q4 2023 -

- Preparations underway for pivotal studies, including the development of a scalable psychedelic facilitation training program, EMBARKCT, and partnership with Worldwide Clinical Trials -

- US$8.25 million marketed public offering supports upcoming value-driving clinical milestones -

TORONTO, CANADA – August 14, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today reported unaudited financial results for its first quarter ended June 30, 2023, and recent business highlights.

“The steady clinical progress we have made over the past few months is truly encouraging, with dosing initiated in the final cohort of our Phase 2 CYB003 MDD study and CYB004 dosing underway in Part C of our Phase 1 CYB004-E study. We expect topline data for our CYB003 and CYB004 programs later this year, which we anticipate will provide insights into the therapeutic profile of our deuterated molecules as potentially differentiated treatments for mental health conditions. The recent marketed public offering further strengthens our position to deliver on these value-driving milestones,” said Doug Drysdale, Chief Executive Officer of Cybin. “I am proud of the Cybin team’s thoughtful approach and strategic decisions that have enabled us to accelerate our clinical-stage programs. We look to build on this momentum as we advance to future pivotal studies, with work already underway in developing a scalable version of our EMBARK psychedelic facilitation program and through our partnership with Worldwide Clinical Trials, a global contract research organization.”

Recent Business and Pipeline Highlights:

•Initiated dosing in Cohort 6, the final cohort of the Phase 2 study of CYB003 in Major Depressive Disorder (“MDD”), following the successful completion of Cohort 5. To date, CYB003, a deuterated psilocybin analog, has been shown to have a favorable safety and tolerability profile at doses of up to 12mg based on the five completed cohorts, with no serious adverse events or discontinuations due to adverse events. Further, CYB003 has demonstrated a robust psychedelic response at multiple dose levels. CYB003’s therapeutic profile as a potentially differentiated treatment for MDD has the potential to provide consistent and predictable dosing, with the goal of delivering a rapid and robust treatment response at low dose levels.

•Announced a partnership with Worldwide Clinical Trials (“Worldwide”) to support the future clinical development and regulatory strategy for CYB003 in MDD. Worldwide is a global, full-service CRO and was selected by the Company for its deep expertise managing clinical trials for mental health conditions including MDD and its track record supporting industry-sponsored psychedelic studies. The Company’s collaboration with Worldwide has played a pivotal role to date in the development of study designs, navigating regulatory pathways, and defining global regulatory strategy.

•Announced the development of EMBARKCT, a scalable psychedelic facilitation training program, to support larger pivotal studies. EMBARKCT is designed to allow the Company to effectively screen, qualify, and train facilitators to provide support and in-person monitoring for participants in larger pivotal trials of the Company’s investigational therapeutics. The evolution of the EMBARK training program to EMBARKCT is expected to enhance the scalability of the Company’s facilitator training, enabling high-quality psychedelic facilitation suitable for a multisite, global clinical trial. To date, approximately 1,500 individuals have enrolled in EMBARK Open Access, the Company’s free online introduction to psychedelic facilitator training.

•Continued to advance its Phase 1 CYB004-E study, with CYB004 dosing underway in Part C, the final portion of the study. Data from the Phase 1 study is expected to inform optimal dosing for future clinical trials of CYB004, a proprietary deuterated dimethyltryptamine (“dDMT”) molecule being developed for the potential treatment of generalized anxiety disorder (“GAD”). In healthy subjects, CYB004 appears to provide a rapid onset of psychedelic effects within 2 minutes and peak effects at around 12 minutes after dosing. The Company is targeting a scalable psychedelic treatment duration of 45-60 minutes.

•Announced the publication of results of the Cybin-sponsored Flow Kernel feasibility study. The results, which were published in the journal Scientific Reports from the Nature Portfolio of Journals, demonstrate the Flow1 neuroimaging system’s ability to measure acute changes in functional brain activity during the administration of a psychedelic compound.

•Closed a US$8.25 million marketed public offering to support the clinical development of the Company's CYB003 and CYB004 programs.

Upcoming Clinical Milestones:

CYB003: Deuterated psilocybin analog for the potential treatment of MDD
•Completion of CYB003 dosing in MDD cohorts expected in Q3 2023.
•Phase 2 topline efficacy data expected in Q3/Q4 2023.
•FDA submission of CYB003 Phase 1/2a data for end of Phase 2 meeting expected in Q4 2023.

CYB004: Deuterated DMT for the potential treatment of Generalized Anxiety Disorder
•Phase 1 topline data readout, including safety, dosing, and pharmacokinetic and pharmacodynamic data, expected in Q3/Q4 2023.

First-Quarter Financial Information:

•Cash totaled C$9.3 million as of June 30, 2023, and C$18.0 million as of August 14, 2023.
•Net loss was C$14.5 million for the quarter ended June 30, 2023, compared to a net loss of C$13.1 million in the same period last year.
•Operating expenses totaled C$12.7 million for the quarter ended June 30, 2023, compared to C$13.4 million in the same period last year, which includes a non-cash component related to share-based compensation of C$1.3 million compared to C$2.2 million for the respective periods.
•Cash flows used in operating activities were C$10.7 million for the quarter ended June 30, 2023, compared to C$11.1 million in the same period last year.
•Cash flows received from financing activities were C$3.5 million for the quarter ended June 30, 2023, related to the net proceeds on the issuance of common shares through the Company’s at-the-market equity program and the common share purchase agreement with Lincoln Park Capital Fund, LLC.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to provide topline clinical data readouts from the CYB003 Phase 2a and CYB004 Phase 1 studies in Q3/Q4 of 2023, the expected insights into the therapeutic profile of Cybin’s deuterated molecules that will result from such topline clinical data, the expected FDA submission of CYB003 Phase 1/2a data in Q4 2023, the Company’s ability to develop a scalable version of its EMBARK psychedelic facilitation program, the Company’s expected completion of CYB003 dosing in MDD cohorts in Q3 2023, and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions. Anticipated timeline for completion of milestones in this press release is based on the calendar year.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com